Exhibit 20 Press release issued May 10, 2011

For Immediate Release	May 10, 2011

BOWL AMERICA REPORTS THIRD QUARTER EARNINGS

Bowl America Incorporated today reported fiscal year third quarter earnings of $.25 per share, an increase from $.24 per share in the prior year’s comparable quarter. Earnings for the nine-month period ended March 27, 2011, were $.27 per share versus $.32 per share in the prior year period.

Prior year results were negatively affected by center closings due to snow storms during the third quarter. The Company believes that current year earnings continue to be influenced by customer concerns regarding their spending choices. This is a 53-week accounting year and the fourth quarter will include a 14th week of revenues and expenses.

Bowl America’s strong cash position which includes no long-term debt enabled the Company to make this the 39th consecutive year of increased regular dividends with payment tomorrow of a $.16 per share regular quarterly dividend.

Bowl America operates 19 bowling centers and its Class A Common Stock trades on the NYSE Amex Exchange with the symbol BWLA. A more detailed explanation of results is available in the Company’s S.E.C. Form 10-Q filing, available through the Company’s web site www.bowlamericainc.com.

BOWL AMERICA INCORPORATED
Results of Operations
(unaudited)

	Thirteen weeks ended		Thirty-nine weeks ended
	March 27,	March 28,	March 27,	March 28,
	2011	2010	2011	2010
Revenues
Bowling and other	$5,872,814	$5,833,898	$14,433,458	$15,010,131
Food, beverage & merchandise sales	2,401,908	2,458,194	5,971,115	6,247,751
	8,274,722	8,292,092	20,404,573	21,257,882

Operating expenses
excluding depreciation and amortization	5,949,100	6,110,411	17,415,348	17,757,471

Depreciation and amortization	436,051	449,253	1,304,524	1,366,756

Interest & dividend income	116,742	136,797	447,553	411,692

Earnings before taxes	2,006,313	1,869,225	2,132,254	2,545,347

Net Earnings	$1,284,113	$1,215,325	$1,364,654	$1,654,447

Comprehensive earnings	$1,264,515	$1,111,228	$1,721,301	$1,762,490

Weighted average shares outstanding	5,146,971	5,140,999	5,146,971	5,141,035

EARNINGS PER SHARE	.25	.24	.27	.32

SUMMARY OF FINANCIAL POSITION
(unaudited)
Dollars in Thousands

	03/27/11	03/28/10
ASSETS

Total current assets including cash and
short-term investments of $11,310 & $12,430	$12,587	$13,953
Property and investments	30,426	30,310
TOTAL ASSETS	$43,013	$44,263

LIABILITIES AND STOCKHOLDERS' EQUITY

Total current liabilities	$4,997	$5,026
Other liabilities	2,336	2,287
Stockholders' equity	35,680	36,950
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$43,013	$44,263